Bayovar 12 Project Update Pending;

Jeff Franzen Joins Team as an Advisor

April 21, 2016; Vancouver, Canada: Focus Ventures Ltd. (TSXV:FCV, “Focus” or the “Company”) is updating shareholders on progress on its Bayovar 12 phosphate project, located in the Sechura desert of northern Peru.

Optimization Study Update

Focus’ senior management recently met with Independent Mining Consultants and M3 Engineering, both of Tucson, Arizona, to review progress with respect to changes-in-scope to the Bayovar 12 Pre-Feasibility Study.  The changes-in-scope have been designed to improve the economic performance of the project and include: one large processing plant instead of the staged commissioning of two smaller ones; owner-operated instead of contractor-operated overburden removal; a doubling of pre-production overburden stripping to simplify the mine plan and production schedule; larger and more cost efficient loading and hauling equipment; and finally, a more logical and staged buildout of the tailings storage facility.  The results of the updated Pre-Feasibility Study are expected in early May 2016.

Jeff Franzen Joins Team as an Advisor

Focus is pleased to announce that Jeffrey Franzen, P.Eng. has joined the Focus team as an advisor.  He will provide technical and capital markets guidance and is now working closely with management on the Pre-Feasibility Study update.

Simon Ridgway, Chairman and CEO of Focus, said: “Adding Jeff’s experience and capital markets contacts to our team will help us move the Bayovar 12 project closer to construction and production.  He is working closely with our technical team to provide guidance on the complexities of reviewing and optimizing engineering studies.  Jeff has been involved with a number of high profile projects over the years, and we hope to leverage that knowledge base as we move to unlock efficiencies at Bayovar 12.”

Mr. Franzen is a registered Professional Engineer with over 40 years of experience in advanced project development and mine operations with a focus on project de-risking and feasibility-level studies.  He has been associated with several development-stage mining projects that were subsequently sold to third parties including: North American Metals Corp. (1988), Continental Gold Corp. (1990), Francisco Gold Corp. (1997) and Mar-West Resources Ltd. (1998), Western Keltic (2008) and Terrane Metals Corp (2010).  He has held leadership roles in the British Columbia & Yukon Chamber of Mines, Mineral Deposit Division of the Geological Association of Canada and Vancouver Mineral Exploration Group.  Mr. Franzen holds a B.Sc., (Honours Geology) from the University of British Columbia and a M.Sc. (Structural Geology) from Carleton University.

Qualified Person

The technical information presented in this news release was reviewed by David Cass, Focus's President, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a Qualified Person in accordance with National Instrument 43-101.  The information presented is regarded as a representative and accurate summary of the information presented.

About Focus

Focus is developing the Bayovar 12 phosphate deposit located 40 km from the coast in the Sechura District of northern Peru.  Bayovar 12 hosts a large resource of highly-reactive sedimentary phosphate rock - a key raw material input for fertilizers and vital to world food production.  Reactive phosphate rock from Sechura is a natural, slow-release source of phosphorus that can be applied directly to crops.  Focus aims to supply direct application phosphate rock to the nearby agricultural regions of South and Central America, the fastest growing fertilizer market in the world.

For further information, please call 604-630-5544 or visit our web site www.focusventuresltd.com.

ON BEHALF OF THE BOARD

Ralph Rushton,

Director & Vice-President, Corporate Development

Symbol: TSXV-FCV

Shares Issued: 120.4-million

Contact:  Ralph Rushton

Tel: (604) 630-5544;  Fax: (604) 682-1514

Email: info@focusventuresltd.com

Website: www.focusventuresltd.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this news release constitute forward-looking statements within the meaning of Canadian securities legislation.  All statements included herein, other than statements of historical fact, are forward-looking statements and include, without limitation, statements about the Company’s plans for its Bayovar 12 Project.  Often, but not always, these forward looking statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by forward-looking statements.  Such uncertainties and factors include, among others, the Company’s plans for its Bayovar 12 Project will proceed as intended; changes in general economic conditions and financial markets; the Company or any joint venture partner not having the financial ability to meet its exploration and development goals; risks associated with the results of exploration and development activities, estimation of mineral resources and the geology, grade and continuity of mineral deposits; unanticipated costs and expenses; and  such other risks detailed from time to time in the Company’s quarterly and annual filings with securities regulators and available under the Company’s profile on SEDAR at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: that the Company’s plans for the Bayovar 12 Project will proceed as intended; and that there will be no material adverse change affecting the Company or its properties; and such other assumptions as set out herein.  Forward-looking statements are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on forward-looking statements.